Exhibit 99.2

ALL RIGHTS BELONG TO FUSION - FUEL 1Q 2024 PRESENTATION

ALL RIGHTS BELONG TO FUSION - FUEL — Disclaimer This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company,” "we,” “us” or “our”) . Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted . Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things : the failure to obtain required regulatory approvals ; changes in Portuguese, Spanish, Moroccan, or European green energy plans ; the ability to maintain listing of the Company’s securities on the Nasdaq Stock Market ; the ability to obtain additional capital ; field conditions and the ability to increase production capacity ; supply chain competition ; changes adversely affecting the businesses in which the Company is engaged ; management of growth ; general economic conditions, including changes in the credit, debit, securities, financial or capital markets ; and the impact of any adverse public health developments on the Company’s business and operations . Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse . The forward - looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results . This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of Fusion Fuel . The Company cautions readers not to place undue reliance upon any forward - looking statements and projections, which speak only as of the date made . The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Financial Update Presentation The Company’s consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”) . The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report . The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated . The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31 , 2023 included in the Company's Annual Report on Form 20 - F for the year ended December 31 , 2023 . Use of Social Media as a Source of Material News The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company . It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information .

ALL RIGHTS BELONG TO FUSION - FUEL ▪ Focus on Fusion ▪ Industry Perspectives ▪ Q1 Highlights ▪ Commercial Update ▪ 2024 Milestones and Priorities AGENDA

ALL RIGHTS BELONG TO FUSION - FUEL 01 — FOCUS ON FUSION

ALL RIGHTS BELONG TO FUSION - FUEL 5 Unlocking the energy transition through the design and development of innovative green hydrogen solutions L E A DING P UR E P L AY HYD R O GE N S O L UTIO NS C O MP A NY Differentiated, modular design based on proprietary miniaturized PEM electrolyzer End - to - end service proposition ; complementary offerings of tech sales, engineering, and project development unlock trusted partner status Decentralized, building - block architecture unlocks unprecedented scalability and reliability Competitive advantage in small - to - midscale segment , closely aligned with current market demand profile De - risked 3rd party commercial pipeline supported by 650+ MW project portfolio and €60+ million in grant funding approved Next - gen electrolyzer production facility located in Portugal, dimensioned for 500 MW of annual throughput 01 – FOCUS ON FUSION

ALL RIGHTS BELONG TO FUSION - FUEL 6 01 – INDUSTRY AND MARKET PERSPECTIVES The green hydrogen sector is at a crossroads characterized by asymmetrical supply and demand dynamics... ▪ Supply no longer a bottleneck; underutilized production capacity awaiting clarity on demand ▪ Large and ongoing gap between planned production and offtake; perception of green premium continues to hamper long - term contracted offtake ▪ Global project pipeline remains in neutral; project financing landscape is challenging, making bankable projects with government funding highly attractive assets ▪ Slow rollout of subsidy mechanisms continues to be roadblock, but funding beginning to shake loose ▪ Growth in demand increasingly fueled by smaller - scale, emerging use - cases (e.g., commercial mobility, steel, cement and other industrial uses, power) ▪ Balance sheet strength continues to be an area of focus for investors ▪ Execution of capital management and product retooling strategies beginning to take effect

ALL RIGHTS BELONG TO FUSION - FUEL 02 — Q1 FINANCIALS & HIGHLIGHTS

02 – Q1 2024 HIGHLIGHTS

FUSION FUEL™

Key Developments in Q1 2024

- Received notification of IPCEI approval from European Commission for 630 MW HEVO-Portugal Project
- Raised ~€6 million from at-the-market program to strengthen capital position
- Awarded €1.015 million grant from European Commission as part of H2tALENT consortium
- Received provisional grant approval for 25 MW HEVO-Aveiro green hydrogen project
- Convened EGM to secure shareholder approval allowing the Company to allot securities above 20% annual cap

Subsequent Events

- Drew down on the first tranche ($1.15 million) of the Macquarie convertible note facility
- Completed installation of 300 kW HEVO-Chain system for global cement major
- Signed tech sale contract for 100 kW HEVO-Chain system for hospital client in Iberia
- Implemented portfolio approach with strategic commercial relationships with opportunity for multi-project follow-on

ALL RIGHTS BELONG TO FUSION-FUEL

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ALL RIGHTS BELONG TO FUSION - FUEL 02 – F INANCIAL DATA ( U NAUDITED) Key Financial Results / Metrics (€’000) 1Q 2024 4Q 2023 Profit/loss 1,637 - Revenues (9,394) (54) Cost of goods sold (3,201) (4,260) SG&A (11,381) (5,139) Pre - tax loss Balance sheet 32,662 32,411 Non - current assets 1,147 1,503 Cash balance 3,672 4,371 Inventory 11,015 10,498 Trade payables 3,715 5,010 Equity Employees 124 53 : 71 117 51 : 66 Headcount at end of period (FTE) Production Staff : Non - Production Staff Grants 61,015 54,800 Grants Approved 11,353 11,353 Grant Payments Received to date Key developments in Q1 2024 Inflows No revenues or grant inflows during Q1 2024. Inflows from impaired inventory sales of €0.24 million. Outflows Increase in SG&A of € 1 . 1 million . 4 Q 2023 included credits of € 1 . 6 million (grant income) and forfeiture of share - based compensation (€ 1 . 4 million) On a grossed - up basis, SG&A decreased by € 1 . 53 million . Decrease in payables of € 1 . 38 million . Capital Over 5 trading days in February 2024 , we sold 2 , 345 , 452 class A ordinary shares for net proceeds of $ 6 , 398 , 264 at an average sales price of $ 2 . 73 per share through our ATM facility . We paid $ 165 , 878 in commissions to agents as part of these trades . 9

ALL RIGHTS BELONG TO FUSION - FUEL 03 — COMMERCIAL UPDATE

ALL RIGHTS BELONG TO FUSION - FUEL 03 – INAUGURAL HEVO - CHAIN COMMISSIONING ▪ 300 kW turn - key facility in commissioning process for global cement manufacturer . Acceptance testing underway with handover expected in early June . ▪ The cement industry is a priority commercial focus area: o Commercially viable without grants o Typically, smaller - scale projects (<3 MW) o Low pressure application, no incremental compression required o Cement kilns need 3 - 4 days to preheat, making continuity and availability of supply of critical importance ▪ Client has requested proposals for four follow - on projects ranging from 300 kW to 1 . 7 MWs, reflecting the competitiveness of our technology and the value of our end - to - end service proposition . 11 The HEVO - Chain is particularly well - suited to address the demands of the cement industry thanks to several unique design and operating advantages

ALL RIGHTS BELONG TO FUSION - FUEL 12 03 – COMMERCIAL ADVANTAGES OF HEV O AR CHITECTURE Efficiency Market - leading system efficiency and cost - effective low - amperage power equipment. Reduces costs of green hydrogen production Performance Decentralized architecture eliminates contagion effect and significantly reduces the cost and complexity of service & replacement Scalability Plug - and - play modules as small as 20kW unlock customizable, small - scale deployment and flexibility in system design Availability Building - block design enables production to closely match variable power input (3 - 100% nominal load), ensuring continuity of operation

ALL RIGHTS BELONG TO FUSION - FUEL Over the last six months we have significantly expanded our commercial efforts outside the Iberian market 13 03 – COMMERCIAL OFFERS MARKET MAP 6.5 MW 6 MW 8 MW 9 7 9 190 MW 1 1 12.5 MW 13 6 74 MW <5 MW <5 MW <5 MW <5 MW 5 MW 2 <5 MW 20 MW 1 <5 MW 5 - 10 MW >10 MW Project Size Note: market map excludes Fusion Fuel Ʋ s company - owned project portfolio and includes only third - party offers made. <5 MW <5 MW <5 MW

ALL RIGHTS BELONG TO FUSION - FUEL 14 03 – COMMERCIAL P IPELINE DEVELOPMENT ▪ Focus on new markets and expanded service offerings to capture higher share of wallet. ▪ Nearly 50% of offers are from outside Iberia and over 80% of offers include electrolyzer supply as well as engineering and balance of plant procurement services. ▪ Offers are focused on smaller - scale opportunities where the HEVO - Chain solution has a meaningful competitive advantage. 73% of the offers made to date are for projects below 5 MW. 19% 81% Offers by scope Electrolyzer only Electrolyzer, Balance of Plant & Engineering 54% 46% Offers per region Iberia Rest of World 27% 73% Offers split by size Over 5 MW Under 5 MW

FUSION FUEL™

03 – FUSION FUEL PROJECT PORTFOLIO UPDATE

Fusion Fuel Own Projects

Project	Electrolyzer Capacity (MW)	H_2 Production (tpa)	Grants Secured (€ million)	Update
Sines I, II & III	630	62,463	✓ (32.5 + IPCEI)	In discussions with potential project investor / off-takers
Elvas	4	186	✓ (3.6)	MoU signed and currently undergoing due diligence with off-takers
Azambuja	4	300	✓ (3.9)	In discussions with several offtake partners and project investors
Aveiro	25	2,100	✓ (5.0)	Grant awarded in Mar 2024, awaiting grant contract signature; In discussions with offtake partners and project investors


AVEIRO
AZAMBUJA
ELVAS
SINES I
SINES II
SINES III

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03 – IPCEI – HEVO - PORTUGAL

FUSION FUEL™

WHAT IPCEI DESIGNATION MEANS

- "Important Project of Common European Interest" (IPCEI). One of 33 projects selected as part of the H2Infra Program.
- Funding negotiations can now start with government stakeholders and the European Investment Bank.
- One of Portugal's most ambitious green hydrogen projects, led by Fusion Fuel with multiple key partners.
- Expected to be a significant contributor to Fusion Fuel's revenue line over its three phases.

1. GREEN HYDROGEN PRODUCTION

- Supply of 62,000 tons p.a. of green hydrogen via the Sines H_2 pipe ring
- 630 MW of electrolyzer capacity
- ~650,000 tons of CO_2 p.a. avoided


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3. EXPORTATION ROUTE

- Establishing a route to Northern Europe through the off-taker
- Supporting Europe's energy transition and decarbonization efforts

2. OFF-TAKE

- 62,000 tons of green hydrogen can produce up to 332,565 tons of green ammonia
- Project partner is a major player in European green ammonia space

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ALL RIGHTS BELONG TO FUSION-FUEL

ALL RIGHTS BELONG TO FUSION - FUEL 17 Fusion Fuel has joined a network of 16 Hydrogen Valleys across Europe Operating as a 28 - partner consortium, Fusion Fuel, as Work Package Leader will lead the development of the Hydrogen Production Infrastructure and its integration into the Sines backbone Tightly tied to our Sines Portfolio, serving as the perfect testing ground 03 – H 2 t ALENT – CLEAN HY DROGEN PARTERNSHIP Consortium Grant Approved of € 9 m, of which € 1 m applies to the Fusion Fuel component . Enables the completion of FEL I & FEL II studies, and delivery of equipment to projects in Portugal . Strengthens strategic partnerships with the 27 consortium partners that work across the hydrogen value chain over 6 countries . Co - funded by the European Union. Views and opinions expressed are however those of the Fusion Fuel only and do not necessarily reflect those of the European Union or the Clean Hydrogen Joint Undertaking. Neither the European Union nor the granting authority can be held responsible for them.

ALL RIGHTS BELONG TO FUSION - FUEL 04 — 2024 MILESTONES

FUSION FUEL™

04 – 2024 PRIORITIES & VALUE DRIVERS

1. Deliver and install several HEVO-Chain systems and plant related engineering services

- ☑ Delivered first HEVO-Chain system to global cement client
- ☐ Successfully deliver six to seven full HEVO-Chain systems to European clients, including five full project deliveries

2. Strengthen balance sheet and capital position

- ☑ Operationalized first tranche of the $20 million Macquarie facility
- ☐ Further strengthen capital position with complementary and strategic sources of capital

3. Broaden the target market for HEVO-Chain

- ☑ Broadened our commercial reach to have live commercial offers in 16 markets across multiple industries
- ☐ Certify HEVO-Chain solution for the North American and Australian markets

4. Continue to reduce operational costs and ensure effective resource allocation

- ☑ Reduced HEVO product transformation costs by ~70% and a personnel reduction of ~30% year on year
- ☐ Continue to right-size company structure and costs, and make strategic resource allocation changes

5. Pursue strategic commercial and production partnerships

- ☑ Developed relationships with multi-project developers – around €100 million in offers with 3 core partners
- ☐ Pursue strategic partnerships across the hydrogen value chain and within key geographies

ALL RIGHTS BELONG TO FUSION-FUEL

FUSION FUEL:M www.fusion - fuel.eu